October 30, 2007

 Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C.  20549

Re:	Cyberonics, Inc. (the “Company”) Form 10-K for the fiscal year ended April 27, 2007 Filed July 6, 2007 Form 10-K for the fiscal year ended April 28, 2006 File No. 000-19806

Dear Mr. Cascio

Set forth below are the Company’s responses to the comment contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 3, 2007 (the “Comment Letter”).  For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the Comment Letter.

Form 10-K for the fiscal year ended April 28, 2006

Consolidated Financial Statements

Note 1.  Restatements, page F-7

1.            We reference your response to prior comment on in our letter dated April 5, 2007 (sic). In your next Form 10Q and Form 10K, please disclose the following in accordance with the sample letter sent in response to inquiries related to filing restated financial statements for errors in accounting for stock grants, available at http://www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm.

•	Financial statement footnote disclosure of the nature and amount of each material type of error separately that is included in the cumulative adjustment to opening retained earnings.

•
Financial statement footnote disclosure for each annual period preceding the most recent three years, the information required by paragraph 45.c.2 of FASB Statement No. 123, the restated stock compensation cost that should have been reported for each fiscal year.

Response:  The Company will file the information referred to above in a footnote disclosure in both our next Form 10Q (due no later than December 5, 2007) and 10K (due no later than July 5, 2008).

The Company has attached a copy of the form of the proposed disclosure to this response.

Additionally, in making the responses contained in this letter to the comments of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing made pursuant to this response letter;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please direct any questions that you have with respect to the foregoing or with respect to this filing to the undersigned at (281) 228-7275.

Very truly yours,

/s/ Gregory H. Browne
Vice President, Finance and Chief Financial Officer

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Note [xxx] Supplementary Information to Form 10-K for the fiscal year ended April 28, 2006

As noted in our financial statements and footnotes included in the Annual Report on Form 10-K for the fiscal year ended April 28, 2006 (the “2006 Form 10-K”), which was filed with the Securities and Exchange Commission (“SEC”) on January 5, 2007, we restated our financial results for the fiscal years prior to 2006 for non-cash stock-based compensation expense relating to stock options granted.

We described in the Notes to the Consolidated Financial Statements in the 2006 Form 10-K, that we had conducted an internal investigation regarding our stock option grants and related practices, procedures and accounting during the periods from 1993 through the conclusion of the investigation. As a result of the internal investigation, and after additional review and consultation with our independent registered public accountants, we restated prior fiscal periods to reflect additional stock-based compensation expense relating to stock option grants made during the period from fiscal years 1994 through 2006.

We, in consultation with our independent auditors and outside counsel, used our best efforts to provide disclosure in our 2006 Form 10-K, which incorporated all guidance available at the time of filing.

As disclosed in our 2006 Form 10-K, the errors and the types of errors identified during the review process were as follows:

(1)	Incorrect measurement dates were used for certain stock option grants made principally during the period from 1998 to 2003.

(2)	The existence of multiple documents with different dates evidencing approval for the same grants resulted in a scenario that is considered re-pricing under GAAP.

(3)
The cancellation of certain stock option grants that were subsequently re-issued at a lower price than the original grant constituted re-pricing that rendered the grants subject to variable accounting treatment.

(4)	Stock option grants issued to non-employees were either not recorded or were recorded incorrectly.

(5)	Other miscellaneous errors related to stock options.

On January 16, 2007, subsequent to the filing of our 2006 Form 10-K, the Chief Accountant in the Division of Corporation Finance of the SEC published an illustrative letter to provide guidance concerning information registrants should consider in reports filed with the SEC to correct errors in accounting for stock option grants (the “Illustrative Letter”). In addition to the information and disclosures incorporated in our 2006 Form 10-K, the Illustrative Letter provided guidance to incorporate additional disclosures.

On October 3, 2007 we received a comment letter from the SEC requesting that the company provide the additional disclosures in our current period financial statement footnotes as follows:

(a) The amount of each material type of error, as disclosed above, that is included in the cumulative adjustment to opening retained earnings for the fiscal year ended April 30, 2004 is:

Cumulative Adjustment to Retained Earnings
Type of Error	(1)	(2)	(3)	(4)	(5)	Total
Cumulative Adjustment	$4,091,457	$3,964,500	$836,293	$842,403	$105,518	$9,840,171

  (b) Information in accordance with paragraph 45.c.2 of FASB Statement No. 123, which requires a tabular presentation of the stock-based employee compensation cost, net of related tax effects, included in the determination of net income as reported and as restated, for the fiscal years 2001 through 2003 is as follows:

Stock-Based Compensation Expense

Year	As Reported	As Restated

2001	$393,750	$1,330,129
2002	472,500	2,565,714
2003	472,500	5,749,286

The company recorded no APB 25 expense on an as reported basis prior to fiscal year 2001.

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